

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Ngai Ngai Lam
Chief Executive Officer
China Liberal Education Holdings Ltd
Room 805, Block 15
No. A1 Chaoqian Road, Science and Technology Park
Changping District
Beijing, 102200
People's Republic of China

> **Re: China Liberal Education Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed July 14, 2023**
> **File No. 333-273266**

Dear Ngai Ngai Lam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li